UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Physicians Insurance Company of Wisconsin, Inc.

(Name of Issuer)

Common Stock, par value $250.00 per share

(Title of Class of Securities)

NONE

(CUSIP Number)

Andrew J. Guzikowski

Whyte Hirschboeck Dudek S.C.

555 East Wells St.

Suite 1900

Milwaukee, WI 53202

(414) 273-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Name	I.R.S. Identification No.
Aurora Medical Group, Inc.	39-1678306

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 899 shares 8 SHARED VOTING POWER 0 shares* 9 SOLE DISPOSITIVE POWER 899 shares 10 SHARED DISPOSITIVE POWER 0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 899 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.60%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Aurora Medical Group, Inc. previously reported that under Rule 13d-5(b)(1), it may be deemed to have beneficial ownership of certain shares of Issuer Common Stock held by other persons. The purpose of this Amendment No. 1 to Schedule 13D is to report (i) the disposition of certain shares over which Aurora Medical Group, Inc. previously held sole voting and dispositive power; and (ii) the termination of certain legal and contractual relationships between Aurora Medical Group, Inc. and certain other persons with whom this joint filing is made. See Item 4 of this Amendment No. 1. Aurora Medical Group, Inc. disclaims beneficial ownership of all shares of Issuer Common Stock except for 899 shares over which it has sole voting and dispositive power.

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Name	I.R.S. Identification No.
David H. Moss. M.D., individually and as Trustee, Emergency Resources Group 401(k) Plan and as Custodian for Starr H. Moss UWIUTMA	###-##-#### 39-2046551 ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 357 shares 8 SHARED VOTING POWER 0 shares* 9 SOLE DISPOSITIVE POWER 357 shares 10 SHARED DISPOSITIVE POWER 0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.83%*
14	TYPE OF REPORTING PERSON (See Instructions) IN, OO, OO

*	David H. Moss. M.D., previously reported that under Rule 13d-5(b)(1), he may be deemed to have beneficial ownership of certain shares of Issuer Common Stock held by other persons. The purpose of this Amendment No. 1 to Schedule 13D is to report (i) the disposition of certain shares over which David H. Moss. M.D. previously held sole voting and dispositive power; and (ii) the termination of certain legal and contractual relationships between David H. Moss. M.D., and certain other persons with whom this joint filing is made. See Item 4 of this Amendment No. 1. David H. Moss. M.D., disclaims beneficial ownership of all shares of Issuer Common Stock except for 357 shares over which he has sole voting and dispositive power.

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Name	I.R.S. Identification No.
Dean Health Systems, Inc.	39-1128616

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 812 shares 8 SHARED VOTING POWER 0 shares* 9 SOLE DISPOSITIVE POWER 812 shares 10 SHARED DISPOSITIVE POWER 0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 812 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.15%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Dean Health Systems, Inc. previously reported that under Rule 13d-5(b)(1), it may be deemed to have beneficial ownership of certain shares of Issuer Common Stock held by other persons. The purpose of this Amendment No. 1 to Schedule 13D is to report (i) the disposition of certain shares over which Dean Health Systems, Inc. previously held sole voting and dispositive power; and (ii) the termination of certain legal and contractual relationships between Dean Health Systems, Inc. and certain other persons with whom this joint filing is made. See Item 4 of this Amendment No. 1. Dean Health Systems, Inc. disclaims beneficial ownership of all shares of Issuer Common Stock except for 812 shares over which it has sole voting and dispositive power.

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Name	I.R.S. Identification No.
Mercy Health System Corporation	39-0818648

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 167 shares 8 SHARED VOTING POWER 0 shares* 9 SOLE DISPOSITIVE POWER 167 shares 10 SHARED DISPOSITIVE POWER 0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.85%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Mercy Health System Corporation previously reported that under Rule 13d-5(b)(1), it may be deemed to have beneficial ownership of certain shares of Issuer Common Stock held by other persons. The purpose of this Amendment No. 1 to Schedule 13D is to report (i) the disposition of certain shares over which Mercy Health System Corporation previously held sole voting and dispositive power; and (ii) the termination of certain legal and contractual relationships between Mercy Health System Corporation and certain other persons with whom this joint filing is made. See Item 4 of this Amendment No. 1. Mercy Health System Corporation disclaims beneficial ownership of all shares of Issuer Common Stock except for 167 shares over which it has sole voting and dispositive power.

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Name	I.R.S. Identification No.
The Monroe Clinic, Inc.	39-0808509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 273 shares 8 SHARED VOTING POWER 0 shares* 9 SOLE DISPOSITIVE POWER 273 shares 10 SHARED DISPOSITIVE POWER 0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.40%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	The Monroe Clinic, Inc. previously reported that under Rule 13d-5(b)(1), it may be deemed to have beneficial ownership of certain shares of Issuer Common Stock held by other persons. The purpose of this Amendment No. 1 to Schedule 13D is to report (i) the disposition of certain shares over which The Monroe Clinic, Inc. previously held sole voting and dispositive power; and (ii) the termination of certain legal and contractual relationships between The Monroe Clinic, Inc. and certain other persons with whom this joint filing is made. See Item 4 of this Amendment No. 1. The Monroe Clinic, Inc. disclaims beneficial ownership of all shares of Issuer Common Stock except for 273 shares over which it has sole voting and dispositive power.

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Name	I.R.S. Identification No.
Northpoint Medical Group, Inc.*	39-1148366

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 332 shares 8 SHARED VOTING POWER 0 shares** 9 SOLE DISPOSITIVE POWER 332 shares 10 SHARED DISPOSITIVE POWER 0 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 332 shares**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.70%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Northpoint Medical Group, Inc. was statutorily dissolved in 1991.
**	Northpoint Medical Group, Inc. previously reported that under Rule 13d-5(b)(1), it may be deemed to have beneficial ownership of certain shares of Issuer Common Stock held by other persons. The purpose of this Amendment No. 1 to Schedule 13D is to report (i) the disposition of certain shares over which Northpoint Medical Group, Inc. previously held sole voting and dispositive power; and (ii) the termination of certain legal and contractual relationships between Northpoint Medical Group, Inc. and certain other persons with whom this joint filing is made. See Item 4 of this Amendment No. 1. Northpoint Medical Group, Inc. disclaims beneficial ownership of all shares of Issuer Common Stock except for 332 shares over which it has sole voting and dispositive power.

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 8 of 19 Pages

THIS AMENDMENT NO. 1 TO SCHEDULE 13D (“Amendment No. 1”) is a joint filing by the following entities and individuals: Aurora Medical Group, Inc. (“Aurora”), David H. Moss, M.D., individually and in his capacities as Custodian for Starr H. Moss UWIUTMA and as Trustee, Emergency Resources Group 401(k) Plan (“Moss”), Dean Health Systems, Inc. (“Dean”), Mercy Health System Corporation (“Mercy”), The Monroe Clinic, Inc. (“Monroe”) and Northpoint Medical Group, Inc. (“Northpoint”). Aurora, Moss, Dean, Mercy, Monroe and Northpoint are collectively referred to herein as the “Reporting Persons.”

The purpose of this Amendment No. 1 is to report (i) the disposition by each of the Reporting Persons, other than Northpoint, of certain shares over which such Reporting Person previously held sole voting and dispositive power; and (ii) the termination of certain legal and contractual relationships between the Reporting Persons and American Physicians Assurance Corporation (“APAC”), and among certain of the Reporting Persons, all as more particularly set forth in Item 4 of this Amendment No. 1.

With this filing of this Amendment No. 1, each of the Reporting Persons expressly disclaims membership in a “group” for purposes of this reporting requirements under Section 13(d) of the Securities Exchange Act of 1934 and disclaims beneficial ownership of any shares of Issuer Common Stock (hereinafter defined) except, in each case, with respect to such shares over which, following consummation of the disposition described above and in Item 4, such Reporting Person retains sole voting and dispositive power (as set forth in Item 6 of this Amendment No. 1).

Item 1. Security and Issuer.

NO MATERIAL CHANGE

Item 2. Identity and Background.

NO MATERIAL CHANGE

Item 3. Source and Amount of Funds or Other Consideration.

NO MATERIAL CHANGE

Item 4. Purpose of Transaction.

NO MATERIAL CHANGE TO THE INFORMATION PROVIDED IN THE REPORTING PERSONS’ JOINT SCHEDULE 13D FILED ON JULY 20, 2005 (THE “ORIGINAL 13D”) EXCEPT THAT THE FOLLOWING ADDITIONAL INFORMATION IS REPORTED:

Transactions. On August 31, 2005 (hereinafter, the “Effective Date”), the Reporting Persons took the following actions and consummated the following transactions:

1.	The Reporting Persons and APAC entered into a consent agreement terminating (i) the Stock Purchase Agreement, as amended, as described in Item 4 of the Original 13D and filed as Exhibits 7, 9 and 11 to the Original 13D and (ii) the Stock Escrow Agreement, as amended, as described in Item 4 of the Original 13D and filed as Exhibits 8 and 10 to the Original 13D. See Exhibit 6 to this Amendment No. 1.

2.	APAC withdrew from the Limited Joint Defense, Privilege and Confidentiality Agreement dated as of May 23, 2005, described in Item 6 of the Original Schedule 13D, which withdrawal had the effect of terminating such agreement as to all parties thereto, including the Reporting Persons.

3.	APAC formally withdrew its FORM A STATEMENT REGARDING THE ACQUISITION OF CONTROL OF OR MERGER WITH A DOMESTIC INSURER described in Item 4 of the Original 13D.

4.	Aurora entered into and consummated a Stock Purchase Agreement with APAC pursuant to which, Aurora sold to APAC, and APAC purchased from Aurora, 394 Shares of PIC Common Stock (the “Aurora Sold Shares”) previously held by Aurora (the “Aurora Disposition”). As a result of the Aurora Disposition, Aurora is now the holder of sole voting and dispositive power over 899 shares of PIC Common Stock (the “Aurora Retained Shares”). Pursuant to said Stock Purchase Agreement, Aurora has no right or obligation to sell to APAC, and APAC has no right or obligation to purchase from Aurora, any of the Aurora Retained Shares or any shares of PIC Common Stock that may be acquired by Aurora hereafter. Further pursuant to said Stock Purchase Agreement, Aurora and APAC have agreed to take such post-closing actions as may be reasonably required to effect the re-registration of such shares and, pending such re-registration, to permit APAC to exercise sole voting and dispositive power over the Aurora Sold Shares and to permit Aurora to exercise sole voting and dispositive power over the Aurora Retained Shares.

5.

Moss entered into and consummated a Stock Purchase Agreement with APAC pursuant to which, Moss sold to APAC, and APAC purchased from Moss, 157 Shares of PIC Common Stock (the “Moss Sold Shares”) previously held by Moss (the “Moss Disposition”). As a result of the Moss Disposition, Moss is now the holder of sole voting and dispositive power

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 9 of 19 Pages

over 357 shares of PIC Common Stock (the “Moss Retained Shares”). Pursuant to said Stock Purchase Agreement, Moss has no right or obligation to sell to APAC, and APAC has no right or obligation to purchase from Moss, any of the Moss Retained Shares or any other shares of PIC Common Stock that may be acquired by Moss hereafter. Further pursuant to said Stock Purchase Agreement, Moss and APAC have agreed to take such post-closing actions as may be reasonably required to effect the re-registration of such shares and, pending such re-registration, to permit APAC to exercise sole voting and dispositive power over the Moss Sold Shares and to permit Moss to exercise sole voting and dispositive power over the Moss Retained Shares.

6.	Dean entered into and consummated a Stock Purchase Agreement with APAC pursuant to which, Dean sold to APAC, and APAC purchased from Dean, 1,199 Shares of PIC Common Stock (the “Dean Sold Shares”) previously held by Dean (the “Dean Disposition”). As a result of the Dean Disposition, Dean is now the holder of sole voting and dispositive power over 812 shares of PIC Common Stock (the “Dean Retained Shares”). Pursuant to said Stock Purchase Agreement, Dean has no right or obligation to sell to APAC, and APAC has no right or obligation to purchase from Dean, any of the Dean Retained Shares or any other shares of PIC Common Stock that may be acquired by Dean hereafter. Further pursuant to said Stock Purchase Agreement, Dean and APAC have agreed to take such post-closing actions as may be reasonably required to effect the re-registration of such shares and, pending such re-registration, to permit APAC to exercise sole voting and dispositive power over the Dean Sold Shares and to permit Dean to exercise sole voting and dispositive power over the Dean Retained Shares.

7.	Mercy entered into and consummated a Stock Purchase Agreement with APAC pursuant to which, Dean sold to APAC, and APAC purchased from Mercy, 73 Shares of PIC Common Stock (the “Mercy Sold Shares”) previously held by Mercy (the “Mercy Disposition”). As a result of the Mercy Disposition, Mercy is now the holder of sole voting and dispositive power over 167 shares of PIC Common Stock (the “Mercy Retained Shares”). Pursuant to said Stock Purchase Agreement, Mercy has no right or obligation to sell to APAC, and APAC has no right or obligation to purchase from Mercy, any of the Mercy Retained Shares or any other shares of PIC Common Stock that may be acquired by Mercy hereafter. Further pursuant to said Stock Purchase Agreement, Mercy and APAC have agreed to take such post-closing actions as may be reasonably required to effect the re-registration of such shares and, pending such re-registration, to permit APAC to exercise sole voting and dispositive power over the Mercy Sold Shares and to permit Mercy to exercise sole voting and dispositive power over the Mercy Retained Shares.

8.	Monroe entered into and consummated a Stock Purchase Agreement with APAC pursuant to which, Monroe sold to APAC, and APAC purchased from Monroe, 119 Shares of PIC Common

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 10 of 19 Pages

Stock (the “Monroe Sold Shares”) previously held by Monroe (the “Monroe Disposition”). As a result of the Monroe Disposition, Monroe is now the holder of sole voting and dispositive power over 273 shares of PIC Common Stock (the “Monroe Retained Shares”). Pursuant to said Stock Purchase Agreement, Monroe has no right or obligation to sell to APAC, and APAC has no right or obligation to purchase from Monroe, any of the Monroe Retained Shares or any other shares of PIC Common Stock that may be acquired by Monroe hereafter. The Aurora Disposition, the Moss Disposition, the Dean Disposition, the Mercy Disposition and the Monroe Disposition are collectively hereinafter referred to as the “Dispositions.” Further pursuant to said Stock Purchase Agreement, Monroe and APAC have agreed to take such post-closing actions as may be reasonably required to effect the re-registration of such shares and, pending such re-registration, to permit APAC to exercise sole voting and dispositive power over the Monroe Sold Shares and to permit Monroe to exercise sole voting and dispositive power over the Monroe Retained Shares.

In addition to the foregoing, as of the date of this Amendment No. 1, the respective financial advisory agreements between Edelman and each of Aurora, Moss, Dean, Mercy and Monroe (see Exhibit 1 through Exhibit 5 to the Original 13D) have been terminated. Following such termination, the parties to such financial advisory agreements have no further obligations thereunder except that Aurora, Moss, Dean, Mercy and Monroe, each under its respective financial advisory agreement with Edelman, is required to pay compensation to Edelman under the circumstances provided in such financial advisory agreement.

Items (a) through (j):

With the consummation of the actions and transactions described above, each of the Reporting Persons is no longer the “beneficial owner” (as defined for purposes of Section 13(d)) of any shares of PIC Common Stock other than the shares of PIC Common Stock over which it has retained beneficial ownership (collectively, the “Retained Shares”), as more particularly set forth above and in the schedule under Item 5 of this Amendment No. 1. In each case, the number of Retained Shares over which a Reporting Person retains beneficial ownership constitutes less than 5% of the issued and outstanding PIC Common Stock. From and after the consummation of the actions and transactions described above, the Reporting Persons’ sole remaining contractual obligations are as described above. As a consequence:

A.	Aurora is no longer the “beneficial owner” of any shares of PIC Common Stock other than the Aurora Retained Shares, and the Aurora Retained Shares constitute less than 5% of the issued and outstanding PIC Common Stock; therefore, any plans or proposals that Aurora may have of the type described in Items (a) through (j) of Schedule 13D are, as of the date of this Amendment No. 1, not reportable by Aurora pursuant to Schedule 13D.

B.

Moss is no longer the “beneficial owner” of any shares of PIC Common Stock other than the Moss Retained Shares, and the Moss Retained Shares constitute less than 5% of the issued and outstanding PIC Common Stock; therefore, any

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 11 of 19 Pages

plans or proposals that Moss may have of the type described in Items (a) through (j) of Schedule 13D are, as of the date of this Amendment No. 1, not reportable by Moss pursuant to Schedule 13D.

C.	Dean is no longer the “beneficial owner” of any shares of PIC Common Stock other than the Dean Retained Shares, and the Dean Retained Shares constitute less than 5% of the issued and outstanding PIC Common Stock; therefore, any plans or proposals that Dean may have of the type described in Items (a) through (j) of Schedule 13D are, as of the date of this Amendment No. 1, not reportable by Dean pursuant to Schedule 13D.

D.	Mercy is no longer the “beneficial owner” of any shares of PIC Common Stock other than the Mercy Retained Shares, and the Mercy Retained Shares constitute less than 5% of the issued and outstanding PIC Common Stock; therefore, any plans or proposals that Mercy may have of the type described in Items (a) through (j) of Schedule 13D are, as of the date of this Amendment No. 1, not reportable by Mercy pursuant to Schedule 13D.

E.	Monroe is no longer the “beneficial owner” of any shares of PIC Common Stock other than the Monroe Retained Shares, and the Monroe Retained Shares constitute less than 5% of the issued and outstanding PIC Common Stock; therefore, any plans or proposals that Monroe may have of the type described in Items (a) through (j) of Schedule 13D are, as of the date of this Amendment No. 1, not reportable by Monroe pursuant to Schedule 13D.

F.	Northpoint did not sell any shares of PIC Common Stock to APAC on the Effective Date and no longer has an agreement with APAC to do so. Northpoint is no longer the “beneficial owner” of any shares of PIC Common Stock other than the 332 shares held originally by it, which shares constitute less than 5% of the issued and outstanding PIC Common Stock; therefore, any plans or proposals that Northpoint may have of the type described in Items (a) through (j) of Schedule 13D are, as of the date of this Amendment No. 1, not reportable pursuant to Schedule 13D.

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 12 of 19 Pages

Item 5. Interest in Securities of the Issuer.

(a)-(b) Information concerning the amount and percentage of shares of PIC Common Stock beneficially owned by the Reporting Persons is set forth below:

Reporting Person	Aggregate Beneficial Ownership (Sole Voting and Dispositive Power)	Percentage of Outstanding Shares*
Aurora Medical Group, Inc.	899	4.60%

David H. Moss, M.D., individually and as Custodian for Starr H. Moss UWIUTMA and as Trustee, Emergency Resources Group 401(k) Plan	357	1.83%

Dean Health Systems, Inc.	812	4.15%

Mercy Health System Corporation	167	0.85%

The Monroe Clinic, Inc.	273	1.40%

Northpoint Medical Group, Inc.	332	1.70%

TOTAL ALL REPORTING PERSONS AS A GROUP	[Not Applicable]

*	Percentages based upon 19,555 shares of PIC Common Stock issued and outstanding as of June 30, 2005, which is the date of PIC’s most recent quarterly report filed with the Wisconsin Commissioner of Insurance and is the most recent available information upon which the Reporting Persons can rely in making this calculation.

EACH REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SHARES OF ISSUER COMMON STOCK EXCEPT THOSE LISTED OPPOSITE ITS OR HIS NAME IN THE ABOVE TABLE.

(c)	Not Applicable. See response to Item 3, above.

(d)	Not Applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Following consummation of the actions and transactions described in Item 4 to this Amendment No. 1, there are no outstanding contracts, arrangements, understandings or relationships among the Reporting Persons or between any Reporting Person and APAC with respect to securities of PIC-Wisconsin, except for the post-closing matters set forth in the respective Stock Purchase Agreements between each of Aurora, Moss, Dean, Mercy and Monroe, on the one hand, and APAC on the other, as described in numbered paragraphs 4 through 8 in the introductory section of Item 4

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 13 of 19 Pages

Item 7. Materials to be Filed as Exhibits.

The following documents are filed as exhibits hereto:

Exhibit 1	Stock Purchase Agreement dated August 31, 2005 between Aurora Medical Group, Inc. and American Physicians Assurance Corporation, including Irrevocable Proxy dated August 31, 2005 relating to 394 shares of PIC Wisconsin Common Stock.

Exhibit 2	Stock Purchase Agreement dated August 31, 2005 between David H. Moss, M.D. and American Physicians Assurance Corporation, including Irrevocable Proxy dated August 31, 2005 relating to 157 shares of PIC Wisconsin Common Stock.

Exhibit 3	Stock Purchase Agreement dated August 31, 2005 between Dean Health Systems, Inc. and American Physicians Assurance Corporation, including Irrevocable Proxy dated August 31, 2005 relating to 1,199 shares of PIC Wisconsin Common Stock.

Exhibit 4	Stock Purchase Agreement dated August 31, 2005 between Mercy Health System Corporation and American Physicians Assurance Corporation, including Irrevocable Proxy dated August 31, 2005 relating to 73 shares of PIC Wisconsin Common Stock.

Exhibit 5	Stock Purchase Agreement dated August 31, 2005 between The Monroe Clinic, Inc. and American Physicians Assurance Corporation, including Irrevocable Proxy dated August 31, 2005 relating to 119 shares of PIC Wisconsin Common Stock.

Exhibit 6	Consent to Termination of Stock Purchase and Stock Escrow Agreements dated August 31, 2005 by and among the Reporting Persons and American Physicians Assurance Corporation.

Exhibit 7	Agreement among Reporting Persons relating to joint filing of Amendment No. 1 to Schedule 13D. INCORPORATED BY REFERENCE FROM EXHIBIT 13 TO JOINT SCHEDULE 13D FILED ON JULY 20, 2005.

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 14 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AURORA MEDICAL GROUP, INC.

Dated: August 31, 2005		/s/ DONALD J. NESTOR
	By:	Donald J. Nestor
	Title	Secretary / Treasurer

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 15 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEAN HEALTH SYSTEMS, INC.

Dated: August 31, 2005		/s/ ALLEN D. KEMP, M.D.
	By:	Allen D. Kemp, M.D.
	Title	CEO and Chairman of the Board

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 16 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCY HEALTH SYSTEM CORPORATION

Dated: August 31, 2005		/s/ JOSEPH NEMETH
	By:	Joseph Nemeth
	Title	Vice President

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 17 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE MONROE CLINIC, INC.

Dated: August 31, 2005		/s/ MICHAEL B. SANDERS
	By:	Michael B. Sanders
	Title	President and CEO

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 18 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2005	/s/ DAVID H. MOSS
David H. Moss, Individually and as Custodian for Starr H. Moss UWIUTMA and as Trustee, Emergency Resources Group 401(k) Plan

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 19 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTHPOINT MEDICAL GROUP, INC.

Dated: August 31, 2005		/s/ ANTHONY LINN
	By:	Anthony Linn
	Title	President